Exhibit 99.2

GigaMedia Limited (“GigaMedia” or the “Company”) announced today the results of a general meeting of shareholders held on June 7, 2013. With respect to a resolution to adopt the Audited Financial Statements of the Company for the financial year ended December 31, 2012, voting results were as follows:

	No. of Ordinary Shares	Percentage
For	36,734,577	91.42
Against	2,796,971	6.96
Abstain	650,246	1.61

Total	40,181,794	100

With respect to a resolution to appoint KPMG and KPMG LLP as the Company’s new independent auditor, voting results were as follows:

	No. of Ordinary Shares	Percentage
For	36,814,003	91.62
Against	2,794,677	6.95
Abstain	573,114	1.42

Total	40,181,794	100

With respect to a resolution to limit remuneration of the Directors at an aggregate amount not exceeding US$350,000, voting results were as follows:

	No. of Ordinary Shares	Percentage
For	31,756,266	79.03
Against	7,759,587	19.31
Abstain	665,941	1.65

Total	40,181,794	100

With respect to a resolution to authorize the Directors to allot and issue shares, voting results were as follows:

	No. of Ordinary Shares	Percentage
For	11,886,952	78.45
Against	3,174,476	20.95
Abstain	90,925	0.60

Total	15,152,353	100

With respect to a resolution to authorize a share purchase mandate, voting results were as follows:

	No. of Ordinary Shares	Percentage
For	14,886,814	98.25
Against	224,946	1.48
Abstain	40,593	0.26

Total	15,152,353	100